

August 16, 2010

Mr. Michael J. Koss
President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

      RE: **Koss Corporation**
               Amendment No. 1 to Form 10-K for the year ended June 30, 2009
               Amendment No. 1 to Form 10-Q for the fiscal period ended
               September 30, 2009
               Amendment No. 1 to Form 10-Q for the fiscal period ended
               December 31, 2009
               Amendment No. 1 to Form 10-Q for the fiscal period ended
               March 31, 2010
               Filed June 30, 2010
               File No. 0-03295

Dear Mr. Koss:

We have reviewed your response letter dated July 23, 2010 and your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2009

Explanatory Note

1. We note your response to comment eight from our letter dated March 8, 2010. Please disclose how the company discovered evidence of the unauthorized transactions.

2. We note that you have been named in several legal matters pertaining to the unauthorized transactions. Please tell us why you have not reserved any amounts with respect to these claims.

Selling, General and Administrative Expenses, page 21
Product Software Development Costs, page 24
Product Software Development Costs, page 37

3. We note your response to comments three and five from our letter dated March 8, 2010. Per your response and disclosures, the increase in capitalized product software development costs in 2009 and 2008 was attributed to products to be introduced during 2011. Additionally you incurred higher research and development costs in connection with these new products. However, notwithstanding the increase in capital expenditures and research and development costs associated with these new products, you did not describe them in your business section which states in part that "there are no other product line differentiations other than the quality of the sound produced by the stereo headphone itself." Tell us the nature of the new products and whether the related software is more than incidental.

Restatement of Consolidated Financial Statements, page 39

4. We note your presentation of per share amounts for certain components of your statements of operations. Tell us why it would be appropriate to provide per share amounts which are not performance measures. Refer to Question 102.05 of Compliance & Disclosure Interpretations ("C&DIs")- Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also address this comment in your Forms 10-Q/A.

Table G, page 48

5. We note the components of "restatement adjustments related to inventory." Tell us how you recorded the adjustments to inventories related to "obsolete and slow-moving inventory" and "prepaid inventory."

Item 4. Controls and Procedures

6. Please tell us when management anticipates the deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected.

Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2010
Condensed Consolidated Statements of Cash Flows, page 6

7. Tell us the nature of the $4.3 million provision for deferred income taxes.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director